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                             April 19, 2023

       Frank Lonegro
       Executive Vice President and Chief Financial Officer
       Beacon Roofing Supply, Inc.
       505 Huntmar Park Drive, Suite 300
       Hearndon, VA 20170

                                                        Re: Beacon Roofing
Supply, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 24,
2023
                                                            File No. 000-50924

       Dear Frank Lonegro:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Consolidated Financial Statements
       Consolidated Balance Sheets, page 44

   1. Please tell us with quantification the significant components of accrued expenses as of each balance sheet
date. Also, separately disclose any components that exceed the thresholds of Rule
5-02.20 of Regulation S-X.
       Consolidated Statements of Operations, page 45

   2. Please tell us your basis in GAAP for presenting net income (loss) attributable to common stockholders without
reduction for undistributed earnings attributable to
                                                        participating preferred
stock. Refer to ASC 260-10-45-60 through 45-60B, ASC 260-10-
                                                        45-65 through 45-66 and
ASC 260-10-55-73.
 Frank Lonegro
Beacon Roofing Supply, Inc.
April 19, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have questions.



FirstName LastNameFrank Lonegro                           Sincerely,
Comapany NameBeacon Roofing Supply, Inc.
                                                          Division of
Corporation Finance
April 19, 2023 Page 2                                     Office of Trade &
Services
FirstName LastName